Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

September 14, 2017

Elisabeth Bentzinger, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Municipal High Income Opportunity Fund (the “Fund”)

File Nos: 333-220101 and 811-21449

Dear Ms. Bentzinger:

The purpose of this letter is to respond to comments you provided via telephone on September 7, 2017 to the Fund’s initial registration statement on Form N-2, which was filed on August 22, 2017 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is bolded only for this correspondence.

PROSPECTUS

1.	Comment: In describing the Fund’s investment policies, please disclose that the Fund may invest in distressed securities, including the securities of issuers that are in default, involved in bankruptcy or insolvency proceedings, or experiencing other financial difficulties at the time of acquisition.

Response: Registrant will make the requested change.

2.	Comment: To the extent possible, please provide updated information for the most recent fiscal quarter.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Elisabeth Bentzinger

September 14, 2017

Response: In the Fund’s next amendment, information will be provided as of a more recent date to the extent required by Form N-2.

3.	Comment:Under “Market Discount from Net Asset Value,” please remove the reference to offering costs being “borne by the Fund.”

Response: Registrant will make the requested change.

4.	Comment: The Staff noted that, during the semi-annual period ended April 30, 2017, the Fund incurred interest expense and amortization of offering costs of $1,605,956 versus $1,799,454 during the fiscal year ended October 31, 2016. Further, footnote (d) to the Financial Highlights states that:

The expense ratios reflect, among other things, all interest expense and other costs related to preferred shares (as described in Note 4 – Fund Shares, Preferred Shares) and/or the interest expense deemed to have been paid by the Fund on the floating rate certificates issued by the special purpose trusts for the self-deposited inverse floaters held by the Fund (as described in Note 3 – Portfolio Securities and Investments in Derivatives, Inverse Floating Rate Securities), where applicable, as follows:

NMZ

Year Ended 10/31:
2017(f)	0.43	%**
2016	0.24

(f)	For the six months ended April 30, 2017.
**	Annualized.

Please confirm any expected changes in interest expense are reflected in the fee table and if not, please supplementally describe the basis for not updating the interest expense line item when it appears that interest expense has increased substantially since the last reporting period.

Response: Registrant will revise the fee table in response to this comment. Registrant notes that, given the current uncertainty with respect to the future direction of interest rates, in order to place shareholders on notice of a possible increase in interest expense, Registrant will add the following disclosure to the fee table:

“If short-term market interest rates rise in the future, and if the Fund continues to maintain leverage the cost of which is tied to short-term interest rates, the Fund’s interest expenses on its short-term borrowings can be expected to rise in tandem.”

5.	Comment: Please furnish the information required by Item 19 of Form N-2 as of a date within 30 days of the filing of an amendment to the registration statement.

Response: This information will be included in the next amendment.

Elisabeth Bentzinger

September 14, 2017

6.	Comment: Please remove the underlined portion of the following sentence:

Except for the limitations on borrowings set forth in subparagraph (3), the restrictions and other limitations set forth above will apply only at the time of purchase of securities and will not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of an acquisition of securities.

Response: Registrant has determined to retain the introductory phrase “Except for the limitations on borrowings set forth in subparagraph (3)” because subparagraph (3) does place limitations on the Fund’s ability to borrow under Section 18 so long as the Fund continues to maintain a policy of declaring monthly income dividends to common shareholders, per Section 18(a)(1)(B) of the 1940 Act. Because the Fund currently maintains a policy of declaring monthly income distribution to common shareholders, the phrase in question is operative and applicable to the Fund as a closed-end fund.

*        *        *         *

Should you have any questions, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy
Gifford Zimmerman
Mark Winget
Thomas S. Harman